UNITED STATES                         OMB APPROVAL
             SECURITIES AND EXCHANGE COMMISSION    -----------------------------
             Washington, D.C. 20549                OMB Number:   3235-0058
                                                   Expires:
                                                   Estimated average burden
                  FORM 12b-25                      hours per response ..... 2.50
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             NOTIFICATION OF LATE FILING           SEC FILE NUMBER  01-19001
                                                   CUSIP NUMBER  600 520  308
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(Check One):

 |X| Form 10-K and Form 10-KSB |_| Form 20-F |_| Form 11-K
| | Form 10-Q and Form 10-QSB |_| Form N-SAR


     For Period Ended:  12-31-04
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     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I -- REGISTRANT INFORMATION


Full Name of Registrant
                                        eNucleus, Inc.

Former Name if Applicable


Address of Principal Executive Office (Street and Number)
                                        4000 Main Street
-
City, State and Zip Code
                                   Bay Harbor, Michigan 49770

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable | effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K | or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or Form 10-QSB, or portion thereof will | be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.


As a result of the Company's acquisition of a company in India in the fourth quarter of 2004, eNucleus, Inc., a Delaware Corporation, is determining the impact of the reorganization on its financial statements for the year ended December 31, 2004, and on the related disclosures that are required to be made pursuant to Form 10-K.




PART IV--OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

         John Paulsen                       231                  439-2708
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           (Name)                      (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [_] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    [ ] Yes [X] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                                Enucleus, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    03-30-05                                    By:  /s/  John Paulsen
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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